CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603


                                  May 27, 2008


Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


                     Re: Van Kampen Unit Trusts, Series 687
                         File No. 333-148919 CIK #1369522
    -------------------------------------------------------------------------

Ladies/Gentlemen:

   On behalf of Van Kampen Funds Inc. (the "Sponsor"), depositor, sponsor and principal underwriter of Van Kampen Unit Trusts, Series 687 (the "Fund") we hereby respond to certain matters raised by the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 relating to securities of the subject Fund. The Registration Statement on Form S-6 relating to the subject Fund was initially filed with the Securities and Exchange Commission on January 29, 2008, was first amended on May 7, 2008, a second amendment was filed on May 14, 2008 and a third and fourth amendment were filed May 23, 2008. We received additional comments from the staff of the Commission in a telephone conversation between Jeffrey Long of the Commission and Scott Anderson of our firm on May 23, 2008. This letter responds to those matters.

COMMENT

         The staff of the Commission requested that the "Principal Investment Strategy" section of the prospectus be revised to state that the closed-end funds held by the Fund include business development companies.

RESPONSE

Revisions will be made on page 2 in accordance with the staff's comment. The sentence that currently reads "The Portfolio invests in exchange-traded funds ("ETFs"), exchange-traded notes ("ETNs"), open-end management investment companies ("open-end funds"), closed-end management investment companies ("closed-end funds") and individual equity securities." will be revised to read as follows: "The Portfolio invests in exchange-traded funds ("ETFs"), exchange-traded notes ("ETNs"), open-end management investment companies ("open-end funds"), closed-end management investment companies, including business development companies ("closed-end funds") and individual equity securities."

COMMENT

         The staff of the Commission asked that the Sponsor confirm the "Underlying fund/note expenses" appearing in the Fee Table on page 5.

RESPONSE

         The amounts appearing in the prospectus should be revised. The previous amounts (0.752% and $7.281) will be revised to 1.260% and $12.196 per 100 units. Total estimated annual expenses will also be revised in accordance with this change. The Sponsor has informed us that the previous amounts did not reflect the operating expenses of the closed-end funds that have elected to be treated as business development companies. The Sponsor has advised us that this was due to the fact that the databases used by the Sponsor to confirm fund expenses do not present data pertaining to business development companies in the same manner as regular closed-end funds or open-end funds. In particular, these databases do not show a fund expense ratio for business development companies.

         The changes described herein will be included a revised prospectus filed with the Commission today pursuant to Rule 497(b) under the Securities Act of 1933. We respectfully request that the Commission grant acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective as early as practicable today.

         We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Mark J. Kneedy at (312) 845-3787.


                                                               Very truly yours,


                                                          CHAPMAN AND CUTLER LLP